Exhibit 99.1

Canadian Solar Appoints Andrew Wong as Independent Director

GUELPH, Ontario, August 12, 2014 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that it has increased the size of its board of directors from four to five directors and appointed Andrew (Luen Cheung) Wong as an independent director of the Company.

Mr. Wong, age 56, is currently Senior Advisor to the Vice Chairman of the Board of Directors of Henderson Land Development Company Limited.  He is also a director of Ace Life Insurance Company Ltd., China CITIC Bank Corporation, Intime Retail (Group) Co. Ltd. and Shenzhen Yantian Port (Group) Co. Ltd.

Previously, Mr. Wong held senior positions at the Royal Bank of Canada, the Union Bank of Switzerland, China Citicorp International Limited, a merchant banking arm of Citibank, Hang Seng Bank Limited and DBS Bank Limited, Hong Kong.

Mr. Wong is currently also a member of the Board of Directors of The Tsinghua University Education Foundation (HKSAR) Ltd.  He was awarded the National Excellent Independent Director by the Shanghai Stock Exchange in 2010 and received the Medal of Honour (Hong Kong SAR) from the Hong Kong SAR Government in 2011.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, said, “We are very pleased that Mr. Wong has agreed to join our board as an independent director. His broad experience in the financial services industry will add valuable perspective and insight to our Board of Directors, as we continue the profitable growth of our module and total solutions business.”

About Canadian Solar Inc.

Founded in 2001 in Ontario, Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar has an industry leading and geographically diversified pipeline of utility-scale solar power projects as well as a track record of successful solar deployment boasting over 7 GW of premium quality modules installed in over 70 countries during the past decade. Canadian Solar is committed to providing high-quality solar products and solar energy solutions to customers around the world. For more information about our company, products and projects please visit www.canadiansolar.com.